AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 10, 2023

SECURITIES ACT REGISTRATION NO. 333-272214

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14
REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

and

AMERICAN PENSION INVESTORS TRUST

(Exact name of Registrant as Specified in Charter)

106 ANNJO COURT, SUITE A
FOREST, VA 24551
434-846-1361

DAVID D. BASTEN
106 ANNJO COURT, SUITE A
FOREST, VA 24551
(Name and Address of Agent for Service)

Please send copy of communications to:

Maggie Bull, Esq.

Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

John H. Lively, Esq.

Practus, LLP

11300 Tomahawk Creek Parkway, Suite 310

Leawood, Kansas 66211

Title of Securities Being Registered: Shares of the Registrant’s Small Cap Fund and Growth Fund.

Filing Fee: No filing fee is required because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended, pursuant to which it has registered an indefinite number of shares.

Effective Date: The filing will become effective immediately upon filing pursuant to Rule 462(d) of the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to American Pension Investors Trust’s (the “Registrant”) Registration Statement on Form N-14 (File No. 333-272214) (the “N-14 Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing powers of attorney for the Registrant’s Trustees as exhibits to the N-14 Registration Statement. Accordingly, this Post-Effective Amendment No. 1 to the N-14 Registration Statement consists only of a facing page, this explanatory note, the Part C and the powers of attorney. The Registrant hereby incorporates by reference the Combined Prospectus/Proxy Statement and Statement of Additional Information, filed pursuant to Rule 497 on July 7, 2023 (SEC Accession No. 0001580642-23-003556).

AMERICAN PENSION INVESTORS TRUST

FORM N-14

PART C

OTHER INFORMATION

Item 15.	Indemnification

Section 5.1 of Article V of the Declaration of Trust provides that no Trustee, officer, employee or agent of the Trust as such shall be subject to any personal liability whatsoever to any person in connection with Trust Property or the affairs of the Trust, save only that to which they would be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of their duties, or by reason of their reckless disregard of their obligations and duties with respect to such person; and all persons shall look solely to the Trust Property for satisfaction of claims of any nature arising directly or indirectly in connection with the affairs of the Trust. Section 5.1 also provides that if any Trustee, officer, employee or agent, as such, of the Trust is made party to any suit or proceeding to enforce any such liability of the Trust, he shall not, on account thereof, be held to any personal liability.

Section 5.2 of Article V of the Declaration of Trust provides that no Trustee, officer, employee or agent of the Trust shall be liable to the Trust, its Shareholders, or to any Shareholder, Trustee, officer, employee, or agent thereof for any action or failure to act (including without limitation the failure to compel in any way any former or acting Trustee to redress any breach of Trust), except for his own bad faith, willful misfeasance, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Paragraph (a) of Article VI of the By-Laws indemnifies Trustees or officers of the Trust against losses sustained in a legal action by virtue of such person’s position with the Trust. Such person must have been acting in good faith and in a manner which the person reasonably believed to be in, or not opposed to, the best interests of the Trust, and in the case of a criminal proceeding, not unlawful.

The provisions of paragraph (a) do not cover losses sustained in actions brought by or on behalf of the Trust. The provisions of paragraph (b) are similar to those of paragraph (a) but cover losses sustained in actions brought by or in the right of the Trust itself. The required standard of conduct is the same, except that no indemnification may be made if the indemnitee is adjudged liable of negligence or misconduct unless a court determines the indemnitee is entitled to indemnification.

Paragraph (c) of Article VI allows a Trustee or officer to be indemnified against expenses actually and reasonably incurred without a determination as to the standard of conduct required in paragraphs (a) and (b) if the indemnitee is successful on the merits of an action. Paragraph (d) provides that if such a determination is necessary, it must be made either by a majority vote of Trustees who were disinterested and not parties to the action or by independent legal counsel.

Paragraph (e) of Article VI provides that expenses in defending an action may be paid in advance if the prospective indemnitee undertakes to repay the expenses if he or she is not found to be entitled to indemnification. A majority of disinterested, non-party Trustees or independent legal counsel must determine that there is reason to believe that the prospective indemnitee ultimately will be found entitled to indemnification before such payment may be made.

Paragraph (f) of Article VI provides that agents and employees of the Trust who are not Trustees or officers may be indemnified under the above-mentioned standards at the discretion of the Board.

Paragraph (g) of Article VI provides that indemnification pursuant to that Article is not exclusive of other rights, continues as to a person who has ceased to be a Trustee or officer and inures to heirs, executors and administrators of such a Person.

Paragraph (h) of Article VI provides that “nothing in the Declaration or in these By-Laws shall be deemed to protect any Trustee or officer of the Trust against any liability to the Trust or to its Shareholders to which such Person would otherwise be subject by reason of willful malfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Person’s office.”

Paragraph (i) of Article VI provides that the Trust may purchase insurance for any persons against liability but that “insurance will not be purchased or maintained by the Trust if the purchase or maintenance of such insurance would result in the indemnification of any Person in contravention of any rule or regulation and/or interpretation of the Securities and Exchange Commission.”

Paragraph 9 of the Investment Advisory and Administrative Services Agreement (the “Agreement”) dated December 28, 1990, provides that except as may be determined by applicable legal standards, Yorktown Management & Research Company, Inc. (the “Adviser”) shall have no liability to the Trust, or its shareholders or creditors, for any error in business judgment, or for any loss arising out of any investment, or for any other act or omission in performance of its obligations to the Trust pursuant to the Agreement except (1) for actions and omissions constituting violations of the Investment Company Act of 1940, as amended (the “1940 Act”), the Securities Act of 1933, as amended (the “1933 Act”) or other federal securities laws, (2) in circumstances where the Adviser has failed to conform to reasonable business standards, and (3) by reason of its willful misfeasance, bad faith or reckless disregard of its duties and obligations.

Paragraph 9 of the Investment Advisory and Administrative Services Agreements dated September 30, 1992 and May 31, 1997, respectively, provides that the Adviser not be liable for any error of judgment or mistake of law, for any loss arising out of any investment, or in any event whatsoever, provided that nothing herein shall be deemed to protect, or purport to protect, the Adviser against any liability to the Trust or to the security holders of the Trust to which it would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties hereunder, or by reason of reckless disregard of its obligations and duties hereunder. No provision of this Agreement shall be construed to protect any Trustee or officer of the Trust, or Investors, from liability in violation of Section 17(h), 17(i), or 36(b) of the 1940 Act.

Paragraph 9 of the Distribution Agreement dated June 7, 2004 between Unified Financial Services, Inc. (the “Distributor”) provides that the Distributor agrees to indemnify and hold harmless the Trust and each person who has been, is, or may hereafter be a trustee, director, officer, employee, shareholder or control person of the Trust against any loss, damage or expense (including the reasonable costs of investigation) reasonably incurred by any of them in connection with any claim or in connection with any action, suit or proceeding to which any of them may be a party, which arises out of or is alleged to arise out of or is based upon any untrue statement or alleged untrue statement of a material fact, or the omission or alleged omission to state a material fact necessary to make the statements not misleading, on the part of the Distributor or any agent or employee of the Distributor or any other person for whose acts the Distributor is responsible, unless such statement or omission was made in reliance upon written information furnished by the Trust. The Distributor likewise agrees to indemnify and hold harmless the Trust and each such person in connection with any claim or in connection with any action, suit or proceeding which arises out of or is alleged to arise out of the Distributor’s failure to exercise reasonable care and diligence with respect to its services, if any, rendered in connection with investment, reinvestment, automatic withdrawal and other plans for Shares. The term “expenses” for purposes of this and the next paragraph includes amounts paid in satisfaction of judgments or in settlements which are made with the Distributor’s consent. The foregoing rights of indemnification shall be in addition to any other rights to which the Trust or each such person may be entitled as a matter of law.

The Registrant undertakes to carry out all indemnification provisions of its Declaration of Trust, By-Laws, and the above-described contracts in accordance with Investment Company Act Release No. 11330 (September 4, 1980) and successor releases.

Insofar as indemnification for liability arising under the 1933 Act may be provided to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 16 Exhibits

1.	Declaration of Trust of American Pension Investors Trust (the “Trust” or the “Registrant”) dated January 23, 1985 is incorporated herein by reference to previously filed Exhibit 1 of Post-Effective Amendment No. 24 to the Registrant’s Registration Statement on Form N-1A (File No. 002-96538) as filed with the U.S. Securities and Exchange Commission (the “SEC”) via EDGAR Accession No. 0000898432-96-000418 on September 30, 1996.
1. (a)	Amendment dated February 18, 1997 to the Registrant’s Declaration of Trust dated January 23, 1985 is incorporated herein by reference to previously filed Exhibit (1)(b) of Post-Effective Amendment No. 26 to the Registrant’s Registration Statement on Form N-1A (File No. 002-96538) as filed with the SEC via EDGAR Accession No. 0000898432-97-000240 on April 16, 1997.
2.	By-Laws of the Registrant are incorporated herein by reference to previously filed Exhibit (2)(a) of Post-Effective Amendment No. 24 to the Registrant’s Registration Statement on Form N-1A (File No. 002-96538) as filed with the SEC via EDGAR Accession No. 0000898432-96-000418 on September 30, 1996.
2. (a)	Amendment dated September 16, 1988 to the Registrant’s By-Laws is incorporated herein by reference to previously filed Exhibit (2)(b) of Post-Effective Amendment No. 24 to the Registrant’s Registration Statement on Form N-1A (File No. 002-96538) as filed with the SEC via EDGAR Accession No. 0000898432-96-000418 on September 30, 1996.
3.	Voting Trust Agreement- Not Applicable
4.	Agreement and Plan of Reorganization - Contained in Exhibit A to the Prospectus/Proxy Statement in Part A of this Registration Statement.
5.	Instrument defining the rights of holders of the Registrant’s shares of beneficial interest is incorporated herein by reference to previously filed Exhibit (4) of Post-Effective Amendment No. 24 to the Registrant’s Registration Statement on Form N-1A (File No. 002-96538) as filed with the SEC via EDGAR Accession No. 0000898432-96-000418 on September 30, 1996.

6.	Investment Advisory Agreement dated August 18, 2017, between the Registrant and Yorktown Management & Research Company, Inc., on behalf of each of its series portfolios, is incorporated herein by reference to previously filed Exhibit (d)(1)(i) of Post-Effective Amendment No. 74 to the Registrant’s Registration Statement on Form N-1A (File No. 002-96538) as filed with the SEC via EDGAR Accession No. 0001398344-18-004924 on March 29, 2018.
6. (a)	Amendment dated May 31, 2021 to the Investment Advisory Agreement between the Registrant, on behalf of each of its series portfolios, and Yorktown Management & Research Company, Inc., is incorporated herein by reference to previously filed Exhibit (d)(1)(ii) of Post-Effective Amendment No. 88 to the Registrant’s Registration Statement on Form N-1A (File No. 002-96538) as filed with the SEC via EDGAR Accession No. 0001580642-22-002867 on May 27, 2022.
6. (b)	Expense Limitation Agreement, dated May 31, 2023 between Yorktown Management & Research Company, Inc. and the Registrant, on behalf of the Yorktown Multi-Sector Bond Fund, Yorktown Growth Fund, Yorktown Short Term Bond Fund, Yorktown Small Cap Fund and Yorktown Treasury Advanced Total Return Fund, is incorporated by reference to the previously filed Exhibit (d)(2) of Post-Effective Amendment No. 89 to the Registrant’s Registration Statement on Form N-1A (File No. 002-96538) as filed with the SEC via EDGAR Accession No. 0001580642-23-002954 on May 30, 2023.
6. (c)	Sub-Investment Advisory Agreement dated April 29, 2016, between Yorktown Management & Research Company, Inc. and Sapphire Star Capital, LLC, relating to the Yorktown Small Cap Fund, is incorporated herein by reference to previously filed Exhibit (d)(2) of Post-Effective Amendment No. 74 to the Registrant’s Registration Statement on Form N-1A (File No. 002-96538) as filed with the SEC via EDGAR Accession No. 0001398344-18-004924 on March 29, 2018.
7.	Distribution Agreement dated December 31, 2019, between the Registrant and Ultimus Fund Distributors, LLC is incorporated herein by reference to previously fi€ Exhibit (e)(1) of Post-Effective Amendment No. 87 to the Registrant’s Registration Statement on Form N-1A (File No. 002-96538) as filed with the SEC via EDGAR Accession No. 0001580642-21-002526 on May 27, 2021.
7. (a)	Amendment dated January 1, 2021 to Distribution Agreement dated December 31, 2019 between the Registrant and Ultimus Fund Distributors, LLC is incorporated herein by reference to previously filed Exhibit (e)(2) of Post-Effective Amendment No. 87 to the Registrant’s Registration Statement on Form N-1A (File No. 002-96538) as filed with the SEC via EDGAR Accession No. 0001580642-21-002526 on May 27, 2021.

8.       Bonus, Profit Sharing, Pension or – Similar Contracts - Not Applicable.

9.	Custody Agreement dated February 1, 2013 between the Registrant and The Huntington National Bank is incorporated herein by reference to previously filed Exhibit (g) of Post-Effective Amendment No. 74 to the Registrant’s Registration Statement on Form N-1A (File No. 002-96538) as filed with the SEC via EDGAR Accession No. 0001398344-18-004924 on March 29, 2018.

10.	Amended and Restated Plan of Distribution pursuant to Rule 12b-1 dated March 28, 2018 and Appendix A thereto is incorporated herein by reference to previously filed Exhibit (m)(1) of Post Effective Amendment No. 74 to the Registrant’s Registration Statement on Form N-1A (File No. 002-96538) as filed with the SEC via EDGAR Accession No. 0001398344-18-004924 on March 29, 2018.
10. (a)	Plan of Distribution pursuant to Rule 12b-1 dated March 31, 2016, relating to Yorktown Small Cap Fund, is incorporated herein by reference to previously filed Exhibit (m)(3) of Post Effective Amendment No. 64 to the Registrant’s Registration Statement on Form N-1A (File No. 002-96538) as filed with the SEC via EDGAR Accession No. 0001193125-16-473239 on February 22, 2016.
10. (b)	Rule 12b-1 Reduction Agreement dated May 31, 2023, relating to the Yorktown Short-Term Bond Fund, between the Registrant and Ultimus Fund Distributors, LLC is incorporated by reference to previously filed Exhibit (m)(3) of Post Effective Amendment No. 89 to the Registrant’s Registration Statement on Form N-1A (File No. 002-96538) as filed with the SEC via EDGAR Accession No. 0001580642-23-002954 on May 30, 2023.
11.	Opinion and Consent of Counsel, Practus LLP as to the legality of the shares being registered is incorporated herein by reference to previously filed Exhibit 11 to Form N-14 (File No. 333-272214) as filed with the SEC via EDGAR Accession No. 0001580642-23-002902 on May 25, 2023.
12.	Opinion and Consent of Counsel as to tax matters is filed herewith.
13.	Other Material Contracts - Mutual Fund Services Agreement dated February 12, 2016 between the Registrant and Ultimus Asset Services, LLC, regarding Transfer Agency Services, is incorporated herein by reference to previously filed Exhibit (h)(1) of Post-Effective Amendment No. 74 to the Registrant’s Registration Statement on Form N-1A (File No. 002-96538) as filed with the SEC via EDGAR Accession No. 0001398344-18-004924 on March 29, 2018.
13. (a)	Other Material Contracts - Master Services Agreement, dated January 1, 2021, between the Registrant and Ultimus Fund Solutions, LLC regarding Fund Accounting, Fund Administration, and Transfer Agency services, is incorporated herein by reference to previously filed Exhibit (h)(2) of Post-Effective Amendment No. 87 to the Registrant’s Registration Statement on Form N-1A (File No. 002-96538) as filed with the SEC via EDGAR Accession No. 0001580642-21-002526 on May 27, 2021.

(i) Amendment dated May 31, 2021 to the Master Services Agreement dated January 1, 2021 between Registrant and Ultimus Fund Solutions, LLC, is incorporated herein by reference to previously filed Exhibit (h)(2)(ii) of Post-Effective Amendment No. 88 to the Registrant’s Registration Statement on Form N-1A (File No. 002-96538) as filed with the SEC via EDGAR Accession No. 0001580642-22-002867 on May 27, 2022.

13. (b)	Other Material Contracts - Expense Limitation Agreement dated May 31, 2023 between Yorktown Management & Research Company, Inc. and the Registrant, on behalf of the Yorktown Multi-Sector Bond Fund, Yorktown Growth Fund, Yorktown Short-Term Bond Fund and Yorktown Treasury Advanced Total Return Fund, is incorporated herein by reference to previously filed Exhibit (d)(2) of Post-Effective Amendment No. 89 to the Registrant’s Registration Statement on Form N-1A (File No. 002-96538) as filed with the SEC via EDGAR Accession No. 0001580642-23-002954 on May 25, 2023.

14 (a).	Consent of Independent Registered Public Accounting Firm, Cohen & Company, Ltd. is incorporated herein by reference to previously filed Exhibit 14(a) to Form N-14 (File No. 333-272214) as filed with the SEC via EDGAR Accession No. 0001580642-23-002902 on May 25, 2023.
(b)	Consent of Independent Registered Public Accounting Firm, BBD, LLP is incorporated herein by reference to previously filed Exhibit 14(b) to Form N-14 (File No. 333-272214) as filed with the SEC via EDGAR Accession No. 0001580642-23-002902 on May 25, 2023.
15.	Financial Statements omitted pursuant to Item 14(a)(1) - None
16.	Powers of Attorney for Mark A. Borel, Stephen B. Cox, G. Edgar Dawson III, and Wayne C. Johnson are filed herewith.
17.	Additional Exhibits - None
Item 17.	Undertakings
1.	The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145 (c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
2.	The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 this Amendment to the Registration Statement has been signed on behalf of the Registrant by the undersigned, thereunto duly authorized, in the City of Lynchburg, Commonwealth of Virginia on the 10th day of July, 2023.

AMERICAN PENSION INVESTORS TRUST
/s/ David D. Basten
David D. Basten, President

Pursuant to the requirements of the Securities Act, this Amendment to the Registrant’s Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ David D. Basten	Trustee, Chairman and President (Principal Executive Officer)	July 10, 2023
David D. Basten
/s/ David M. Basten	Trustee	July 10, 2023
David M. Basten
/s/ Mark A. Borel	Trustee	July 10, 2023
* Mark A. Borel
/s/ Stephen B. Cox	Trustee	July 10, 2023
* Stephen B. Cox
/s/ G. Edgar Dawson III	Trustee	July 10, 2023
* G. Edgar Dawson III
/s/ Wayne C. Johnson	Trustee	July 10, 2023
* Wayne C. Johnson
/s/ Charles D. Foster	Treasurer	July 10, 2023
Charles D. Foster

*By:	/s/ David D. Basten
David D. Basten

Attorney-in-Fact, pursuant to the powers of attorney filed herewith.

Exhibits

Ex. 12 Opinion and Consent of Counsel as to tax matters.

Ex. 16 Powers of Attorney for Mark A. Borel, Stephen B. Cox, G. Edgar Dawson III, and Wayne C. Johnson.